December 1, 2006

Mr. David Burton
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Zynex Medical Holdings, Inc.
Item 4.02 Form 8-K
Filed November 17, 2006
File No. 33-26787-D

Dear Mr. Burton:

This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated November 27, 2006 with respect to the Form 8-K Report listed above. The text of the staff’s comments is set forth below in bold followed in each case by the response.

Form 8-K dated November 13, 2006

Item 4-02(a) Non-Reliance on Previously Issued Financial Statements

1.
We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

Response: We intend to file the restated financial statements by December 18, 2006 in an amended Form 10-KSB for the year ended December 31, 2005 and amended Form 10-QSBs for the quarters ended March 31 and June 30, 2006.

2.
Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-KSB for the year ended December 31, 2005 and by your Forms 10-QSB for the quarters ended March 31 and June 30, 2006 and September 30, 2005 in light of the material errors you have disclosed. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your quarter ended September 30, 2006.

Response: Our certifying officers are reconsidering whether our disclosure controls and procedures at December 31, 2005, and at September 30, 2005, March 31, 2006 and June 30, 2006 were effective.

We reported in our Form 10-QSB for the quarter ended September 30, 2006, filed with the Commission on November 20, 2006, the conclusion of our certifying officers that, because of a material weakness in internal control over financial reporting relating to inventory, our disclosure controls and procedures were not effective as of September 30, 2006.

We acknowledge that:

•	The company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-295-8073) or Victoria L. Donovan (303-295-8520) at Holland & Hart LLP, our attorneys. Thank you.

Very truly yours,

ZYNEX MEDICAL HOLDINGS, INC.

 By:    /s/  Thomas Sandgaard
    Thomas Sandgaard
    President and Chief Executive Officer